SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 4
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.
(Name of Subject Company)

GREAT WOLF RESORTS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

391523107
(CUSIP Number of Class of Securities)

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin  53717
(608) 662-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell
Kelley D. Parker
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           This Amendment No. 4 to the Schedule 14D-9 (“Amendment No. 4”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012 (the “Schedule 14D-9”), by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”), as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed March 15, 2012, Amendment No. 2 to the Schedule 14D-9 filed March 20, 2012 and Amendment No. 3 to the Schedule 14D-9 filed April 4, 2012.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares) for $5.00 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, as previously amended, except that such information is hereby amended and supplement to the extent specifically provided herein.  This Amendment No. 4 is being filed to reflect certain updates as reflected below.

ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

1.           Item 8, Additional Information To Be Furnished of the Schedule 14D-9 is hereby amended and supplemented to add new paragraph (j) at the end thereof as follows:

“(j)           Extension of the Offer

On April 5, 2012, the Apollo Parties and the Company issued a joint press release announcing that the Company and Parent and Offeror have mutually agreed that Offeror will extend the Offer to purchase all outstanding Common Shares until 9:00 a.m. New York City time on April 20, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.  A copy of the press release and the letter agreement between the Company and the Apollo Parties has been filed as Exhibit (A)(1)(K) and Exhibit (A)(1)(L), respectively, to the Schedule 14D-9 and is incorporated herein by reference.”

ITEM 9.         EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(K)
Joint Press Release issued by the Company and the Apollo Parties, dated April 5, 2012 (incorporated herein by reference to Exhibit (a)(1)(I) to Amendment No. 2 to the Schedule TO of the Apollo Parties filed with the SEC on April 5, 2012).

(a)(1)(L)
Letter Agreement between the Company, Parent and Offeror, dated April 5, 2012 (incorporated herein by reference to Exhibit (d)(4) to Amendment No. 2 to the Schedule TO of the Apollo Parties filed with the SEC on April 5, 2012).

Additional Information and Where to Find It
This Statement is not an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by affiliates of Apollo Global Management, LLC with the SEC on March 13, 2012. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on March 13, 2012. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, in each case, and together with any amendments thereto, contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Investors and stockholders may obtain free copies of the solicitation/recommendation statement and other documents filed by the parties at the SEC’s Web site at www.sec.gov or at the Company’s Web site at corp.greatwolfresorts.com. The solicitation/recommendation statement and such other documents may also be obtained, when available, for free from the Company by directing such request to Investor Relations, 525 Junction Road, Ste. 6000 South Tower, Madison, WI 53717, telephone: (608) 662-4700.

Forward Looking Statements
The information contained in this document that addresses future results or expectations is considered forward-looking information as defined in the federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.  The forward-looking information and statements are or may be based on current beliefs, expectations and assumptions, a series of projections and estimates and involve risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. For information regarding these risk factors, please refer to the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K, which may be accessed via EDGAR through the Internet at www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
Name: James A. Calder
Title: Chief Financial Officer

Dated: April 5, 2012